SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 15, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NET REVENUE TOTALS R$2.8 BILLION IN THE 3Q08, 3.4% UP YoY

Brasil Telecom records EBITDA of R$952.5 million and Net Income of R$164.1 million in the 3Q08

Brasília, October 15, 2008: Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A.  (BOVESPA:  BRTO3/BRTO4;  NYSE:  BTM)  announce  their  consolidated  results  for  the  third quarter of  2008  (3Q08).  The  Companies’  financial  statements  are  prepared in  conformity  with  generally accepted accounting principles in Brazil and presented in consolidated form and in Brazilian real (R$). Except where stated otherwise, the tables and comments below refer to the consolidated figures of Brasil Telecom Participações S.A.

HIGHLIGHTS

  Consolidated net revenue rose 3.4%  year- on- year, reaching R$2,841.6 million in the 3Q08.

  BrT Móvel’s net service revenue totaled R$442.5  million,  up  by 7.9%   on  the  3Q07.  BrT  Móvel’s  EBITDA stood  at R$70.9   million in  the  3Q08,  108.7%   higher  than in the same quarter the year before.

  EBITDA  stood at R$952.5   million in  the  3Q08  and  the EBITDA margin came to 33.5% .

  Consolidated net income totaled R$164.1 million, 9.2%  up on the 3Q07.

  Brasil Telecom closed the 3Q08 with 5.2 million mobile users, 30.4% more than in the 3Q07.

  The number of broadband users came to 1,761,900 in the 3Q08, 15.7% more than in the 3Q07.

  Lines in service (LIS) totaled 8,198.3 million, up by 1.7%  on the 3Q07.

IR CONTACT	CONFERENCE CALLS

Paulo Narcélio (CFO and IRO)	Portuguese	English
Telephone: +55 (61) 3415-1140
e-mail: ri@brasiltelecom.com.br	Date: October 16, 2008 (Thursday)	Date: October 16, 2008 (Thursday)
	Time: 10:00 a.m. (Brasília time)	Time: 11:00 a.m. (Brasília time)
MEDIA CONTACT	Telephone: +55 (11) 2188-0188	Telephone: +1 412 858-4600
Telephone: +55 (61) 3415-9657	Code: Brasil Telecom	Code: Brasil Telecom
e-mail: diretoriadecomunicacao@brasiltelecom.com.br	Link: www.brasiltelecom.com.br/ri	Link: www.brasiltelecom.com.br/ir

Brasil Telecom Participações S.A.	Page 1 of 24

CONSOLIDATED INCOME STATEMENT – Brasil Telecom Participações S.A.

R$ Million	3Q07	2Q08	3Q08	ΔQuarter	Δ12 Months	9M07	9M08	Δ Year

GROSS REVENUES	3,997.3	4,179.1	4,326.0	3.5%	8.2%	11,867.2	12,541.2	5.7%

FIXED TELEPHONY	2,752.7	2,753.7	2,800.8	1.7%	1.7%	8,352.5	8,333.5	-0.2%

Local Service	5 1,624.5	1,613.6	1,654.9	2.6%	1.9%	4,907.0	4,857.3	-1.0%
Public Telephony	138.8	120.4	106.2	-11.8%	-23.5%	408.2	360.6	-11.7%
Long Distance Service	720.0	713.0	712.7	0.0%	-1.0%	2,203.9	2,189.2	-0.7%
Interconnection	82.5	92.2	101.4	9.9%	22.8%	249.9	275.0	10.0%
Lease of Means	86.6	105.0	112.4	7.1%	29.7%	262.4	321.0	22.3%
Supplementary and Value Added Services	92.4	101.6	106.0	4.3%	14.6%	294.6	307.1	4.2%
Other	7.8	8.0	7.4	-7.4%	-5.2%	26.4	23.3	-11.8%
MOBILE TELEPHONY	539.6	526.0	540.4	2.7%	0.1%	1,480.8	1,532.5	3.5%
Services	478.8	466.8	481.9	3.2%	0.6%	1,285.1	1,375.2	7.0%
Merchandise Sales (Handsets and Accessories)	60.8	59.2	58.5	-1.2%	-3.8%	195.7	157.3	-19.6%
DATA COMMUNICATIONS	704.9	899.4	984.8	9.5%	39.7%	2,033.9	2,675.2	31.5%

Deductions	(1,249.0)	(1,355.8)	(1,484.4)	9.5%	18.8%	(3,684.7)	(4,114.3)	11.7%
NET REVENUES	2,748.3	2,823.3	2,841.6	0.6%	3.4%	8,182.5	8,426.9	3.0%

OPERATING COSTS AND EXPENSES	(1,778.2)	(1,691.4)	(1,889.1)	11.7%	6.2%	(5,287.8)	(5,431.7)	2.7%
Personnel	(159.4)	(219.0)	(218.0)	-0.5%	36.7%	(466.9)	(653.7)	40.0%
Materials	(92.9)	(98.7)	(88.9)	-10.0%	-4.3%	(271.9)	(263.0)	-3.3%
Subcontracted Services	(558.2)	(534.4)	(518.4)	-3.0%	-7.1%	(1,685.1)	(1,593.8)	-5.4%
Interconnection	(558.0)	(554.8)	(559.9)	0.9%	0.3%	(1,705.0)	(1,678.4)	-1.6%
Advertising and Marketing	(39.3)	(40.3)	(45.5)	13.0%	15.8%	(99.7)	(128.2)	28.6%
Provisions and Losses	(211.0)	(238.0)	(274.0)	15.1%	29.9%	(700.9)	(791.0)	12.9%
Other	(159.4)	(6.3)	(184.4)	N.A.	15.7%	(358.3)	(323.7)	-9.7%

EBITDA	970.1	1,131.9	952.5	-15.8%	-1.8%	2,894.7	2,995.2	3.5%
EBITDA Margin	35.3%	40.1%	33.5%	-0.2 p.p.	-0.1 p.p.	35.4%	35.5%	0.0 p.p.
Depreciation and Amortization	(608.1)	(530.2)	(505.6)	-4.6%	-16.8%	(1,884.7)	(1,582.2)	-16.1%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	362.0	601.7	446.9	-25.7%	23.5%	1,009.9	1,412.9	39.9%

Financial Result	(18.5)	(19.6)	(59.9)	205.2%	223.5%	(368.5)	(322.4)	-12.5%
Financial Revenues	145.6	167.9	200.9	19.6%	38.0%	451.0	587.5	30.3%
Financial Expenses	(164.1)	(187.6)	(260.8)	39.0%	58.9%	(551.7)	(642.7)	16.5%
Interest on Equity	-	-	-	N.A.	N.A.	(267.8)	(267.2)	-0.2%

EARNINGS AFTER FINANCIAL RESULT	343.5	582.0	387.0	-33.5%	12.7%	641.5	1,090.5	70.0%

Non-Operating Revenues (Expenses)	2.7	(8.3)	1.9	N.A.	-27.3%	8.8	10.7	21.6%
Goodwill Amortization	-	-	-	N.A.	N.A.	(0.1)	-	N.A.
Other	2.7	(8.3)	1.9	N.A.	-27.3%	8.9	10.7	19.9%

EARNINGS BEFORE INCOME AND SOCIAL	346.1	573.8	388.9	-32.2%	12.4%	650.3	1,101.3	69.3%
CONTRIBUTION TAXES

Income and Social Contribution Taxes	(131.9)	(214.1)	(159.7)	-25.4%	21.0%	(260.9)	(426.2)	63.4%

EARNINGS BEFORE PROFIT SHARING	214.2	359.7	229.2	-36.3%	7.0%	389.4	675.1	73.4%

Minority Interest	(63.9)	(105.2)	(65.1)	-38.1%	2.0%	(191.5)	(275.4)	43.8%

EARNINGS BEFORE REVERSION OF INTEREST ON	150.3	254.4	164.1	-35.5%	9.2%	197.9	399.7	102.0%
EQUITY

Reversion of Interest on Equity	-	-	-	N.A.	N.A.	267.8	267.2	-0.2%

NET INCOME	150.3	254.4	164.1	-35.5%	9.2%	465.6	666.9	43.2%

Net Income/shares - R$	0.4147	0.7019	0.4527	-35.5%	9.2%	1.2846	1.8397	43.2%
Net Income/ADR - US$	1.1275	2.2047	1.1825	-46.4%	4.9%	3.4928	4.8051	37.6%

Brasil Telecom Participações S.A.	Page 2 of 24

OPERATING PERFORMANCE

Client Base

	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months

FIXED TELEPHONE PLANT

Lines in Service - LIS (Thousand)	8,064.2	8,104.5	8,198.3	1.2%	1.7%
Residential	5,909.4	5,862.2	5,904.4	0.7%	-0.1%
Non-Residential	1,224.4	1,272.9	1,298.2	2.0%	6.0%
Public Telephones	282.0	279.7	278.0	-0.6%	-1.4%
Other (Including PBX)	648.4	689.8	717.6	4.0%	10.7%
Average LIS (Thousand)	8,096.8	8,070.4	8,151.4	1.0%	0.7%
Additional LIS (Thousand)	(65.2)	68.2	93.8	37.4%	N.A.

Active Lines (LIS - Blocked Lines)	7,862.1	7,932.4	8,058.1	1.6%	2.5%

BROADBAND

ADSL Users (Thousand)	1,523.2	1,709.8	1,761.9	3.0%	15.7%
Net Additions (Thousand)	69.8	72.6	52.1	-28.3%	-25.4%

MOBILE TELEPHONY

Clients (Thousand)	4,023.8	5,015.4	5,245.9	4.6%	30.4%
Post-Paid	856.8	832.5	894.9	7.5%	4.4%
Pre-Paid	3,167.0	4,182.9	4,351.0	4.0%	37.4%
Net Additions (Thousand)	255.3	437.8	230.5	-47.3%	-9.7%
Post-Paid	(33.4)	3.1	62.4	1912.8%	N.A.
Pre-Paid	288.7	434.7	168.1	-61.3%	-41.8%

Wireline

The wireline LIS base had a net addition of 93,800 lines in the 3Q08, due mainly to the rise in number of clients in Total Control, the pre- paid wireline plan, and the increase in the non- residential client base.

Total Control is a plan focused on the  low consumption segment and is offered in areas  where the service is technically viable. Seventy- two percent of the plan’s clients had never had access to a wireline before and the remaining had been out of the base for at least 5 months.

For  micro,  small  and  medium  companies,  Brasil  Telecom  maintained its  strategy of  converging  operations  by strengthening  sales  channels  and  launching  targeted  products  and  services,  such as  the  convergence  offering Brasil Total Negócios.

Mobile Telephony

Brasil  Telecom’s  mobile  telephony  client  base  reached  5,245,900  users in  service in  the  3Q08,  1,222,100  net additions in  the  year, or  up  by  30.4%   on  the  3Q07. The  Company  recorded  883,400  gross  additions in  the quarter, 37.5% up on the 3Q07, the second highest in its history.

By the end of the 3Q08, the client base comprised 894,900 post- paid subscribers, 4.4% more than in the 3Q07, chiefly due to (i) adhesions to Pluri packages, (ii) reduction of the migration from the hybrid to the pre- paid plan and (iii) adhesions to 3G offers. At the end of the 3Q08, Brasil Telecom had 43,600 3G clients and Banda Larga 3GMais no Computador (3G broadband in your computer).

The  pre- paid  client  base  totaled  4,351,000 in  the  3Q08,  37.4%   higher  than in  the  3Q07,  chiefly  due to  the success of the Fathers’ Day campaign and the offers launched in 2007, such as Pula- Pula Mais (a pre- paid plan in  which calls received generate bonuses to clients), which encourage the migration from the hybrid to the prepaid plan.

Brasil Telecom Participações S.A.	Page 3 of 24

Broadband

In  the  3Q08,  Brasil  Telecom  added  52,100  ADSL  users to its base, which totaled 1,761,900 at the close of the quarter,  up  by  15.7%   over  the  close of  the  3Q07.  ADSL penetration (ADSL/LIS) came to 21.5% in the 3Q08, versus 18.9% in the 3Q07.

Moving forward with the expansion of its broadband network, Brasil Telecom reached 80.1%  of the municipalities with ADSL coverage  -the highest percentage among the major operators.

Close to  70% of  Brasil  Telecom’s  network is  prepared to offer ADSL 2+broadband technology that gives access to speeds of up to 24 Mbps.

Internet Service Providers

Internet  Group is  Brazil’s  first  Internet  provider,  with  over 4  million  dial- up  clients  and 7.9   million  email accounts. Considering broadband and value- added services, the total number of paying subscribers exceeded 2 million. In  addition,  Internet  Group  disputes  second  place in  terms of  audience  among  national  portals  and internet  service  providers,  with  over  13.3   million  residential  visitors  each  month  (Source:  IBOPE/NetRatings, August 2008).

In  the  quarter,  Internet  Group  held  its  first  on- line  debate  between  mayoral  candidates,  launched a  new individual  blog  and  columnist  platform  and  established  partnerships  with  the  humor  sites  Morra  de  Rir  and Heresmita, the ecological video site Canal Azul TV and the magazines Brasileiros and Wish Report.

New Products

PLURI USO

At the beginning of September, Brasil Telecom launched Pluri Uso, a single minute package that can be used in all the client’s wireline or mobile calls. This mechanism, in addition to allowing clients to maximize the use of individual  plans, is  intended to  promote  the  acquisition of  mobile  plans by  clients  who  already  have  wireline telephones.  Packages  vary  from  250 to  4,000  minutes,  which  can  be  used in  calls to  any  wireline  terminal (including other operators) or mobile (only Brasil Telecom). The package also allows the use of these minutes in long- distance  calls.  Additional  accesses  (fixed  and  mobile  numbers  or  broadband)  and  smart  services  (SMS messaging,  GPRS  and  data)  can  be  included in  the  client’s  plan at  special  prices.  Brasil  Telecom is  the  only operator offering this kind of package in Region II.

Brasil Telecom Participações S.A.	Page 4 of 24

Number Portability

Number portability for fixed switched telephone services (FSTS) and personal mobile service (PMS) began to be implemented in  Brazil  on  September 1,  2008.  According to  Anatel’s  schedule,  the  gradual  implementation of portability should be concluded by March 2009. Until now, number portability has been implemented in three national  codes  where  Brasil  Telecom  operates:  62  (Goiás),  67  (Mato  Grosso  do  Sul)  and  43  (Paraná).  From September 1, 2008 to October 7, 2008, the impact of number portability was a loss of 2,700 wireline clients and a gain of 360 mobile clients.

Brasil Telecom Participações S.A.	Page 5 of 24

ECONOMIC-FINANCIAL PERFORMANCE

REVENUE

Consolidated Operating Gross Revenue

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

GROSS REVENUES	3,997.3	4,179.1	4,326.0	3.5%	8.2%	11,867.2	12,541.2	5.7%

FIXED TELEPHONY	2,752.7	2,753.7	2,800.8	1.7%	1.7%	8,352.5	8,333.5	-0.2%

Local Service	1,624.5	1,613.6	1,654.9	2.6%	1.9%	4,907.0	4,857.3	-1.0%

Subscription	893.3	900.1	926.3	2.9%	3.7%	2,630.2	2,717.6	3.3%
Activation	2.9	3.2	2.8	-12.6%	-3.4%	13.2	8.3	-36.9%
Local Traffic	263.1	238.3	227.3	-4.6%	-13.6%	846.7	693.9	-18.0%
VC-1	459.0	467.3	494.0	5.7%	7.6%	1,390.7	1,424.3	2.4%
Lease of Facilities	0.3	0.3	0.3	0.3%	1.1%	0.9	0.9	-0.5%
Other	5.9	4.4	4.1	-6.7%	-30.4%	25.3	12.2	-51.8%

Public Telephony	138.8	120.4	106.2	-11.8%	-23.5%	408.2	360.6	-11.7%

Long Distance Service	720.0	713.0	712.7	0.0%	-1.0%	2,203.9	2,189.2	-0.7%

Intra-Sector	219.3	221.3	206.5	-6.7%	-5.8%	645.5	634.0	-1.8%
Intra-Region	66.0	67.0	60.9	-9.1%	-7.8%	200.6	186.2	-7.2%
Inter-Region	60.6	61.6	60.7	-1.6%	0.1%	182.4	177.4	-2.8%
International	9.9	11.7	12.7	7.9%	28.6%	32.9	34.4	4.6%
VC-2	196.0	185.7	193.0	3.9%	-1.5%	589.3	595.5	1.0%
Fixed Origin	72.1	72.8	77.9	7.0%	8.0%	216.6	225.4	4.0%
Mobile Origin	123.9	112.8	115.1	2.0%	-7.1%	372.8	370.1	-0.7%
VC-3	168.3	165.7	179.0	8.0%	6.4%	553.1	561.7	1.6%
Fixed Origin	77.1	81.7	91.4	11.8%	18.4%	270.0	272.4	0.9%
Mobile Origin	91.1	84.0	87.6	4.3%	-3.9%	283.1	289.3	2.2%
Interconnection	82.5	92.2	101.4	9.9%	22.8%	249.9	275.0	10.0%

Fixed-Fixed	56.7	52.4	51.6	-1.5%	-9.0%	168.3	155.4	-7.6%
Mobile-Fixed	25.8	39.8	49.7	24.9%	92.9%	81.6	119.5	46.4%

Lease of Means	86.6	105.0	112.4	7.1%	29.7%	262.4	321.0	22.3%

Supplementary and Value	92.4	101.6	106.0	4.3%	14.6%	294.6	307.1	4.2%
Added Services

Other	7.8	8.0	7.4	-7.4%	-5.2%	26.4	23.3	-11.8%

MOBILE TELEPHONY	539.6	526.0	540.4	2.7%	0.1%	1,480.8	1,532.5	3.5%

Services	478.8	466.8	481.9	3.2%	0.6%	1,285.1	1,375.2	7.0%
Subscription	114.3	98.4	100.6	2.3%	-12.0%	329.4	296.1	-10.1%
Utilization	157.9	150.8	170.7	13.1%	8.1%	395.5	456.2	15.3%
Additional for Calls Received	2.1	1.4	1.5	2.6%	-29.5%	5.0	4.6	-7.5%
Roaming	4.5	6.2	2.3	-63.1%	-49.3%	13.4	12.0	-10.3%
Interconnection	163.9	172.6	169.0	-2.1%	3.1%	453.0	493.4	8.9%
Other Services	6.5	1.5	2.4	57.4%	-62.8%	15.7	7.9	-49.9%
Data Communications	29.6	35.8	35.5	-1.0%	19.7%	73.1	105.0	43.7%
Merchandise Sales (Handsets	60.8	59.2	58.5	-1.2%	-3.8%	195.7	157.3	-19.6%
and Accessories)

DATA COMMUNICATIONS	704.9	899.4	984.8	9.5%	39.7%	2,033.9	2,675.2	31.5%

Deductions	(1,249.0)	(1,355.8)	(1,484.4)	9.5%	18.8%	(3,684.7)	(4,114.3)	11.7%
% of Gross Revenue	31.2%	32.4%	34.3%	0.1 p.p.	0.1 p.p.	31.0%	32.8%	0.1 p.p.

NET REVENUES	2,748.3	2,823.3	2,841.6	0.6%	3.4%	8,182.5	8,426.9	3.0%

Net Service Revenues	2,709.7	2,783.0	2,802.8	0.7%	3.4%	8,064.1	8,319.6	3.2%
Net Handsets Revenues	38.6	40.3	38.8	-3.7%	0.5%	118.4	107.2	-9.4%

Brasil  Telecom’s  consolidated  gross  revenue  totaled R$4,326.0   million in  the  3Q08, 8.2%   higher  than in  the 3Q07,  thanks to  the  increase in  data  communication  revenue, as  well as to  the 3.01%   tariff  adjustment in services (local and long- distance) and VCs in July 2008.

Gross local service revenue totaled R$1,654.9 million in the 3Q08, 1.9% higher than in the 3Q07, chiefly due to the increase of 3.7% in subscription revenue and 7.6% in VC- 1 revenue, partially offset by the 13.6% decline in gross  local  traffic  revenue  The  14.1%   increase in  the  number of  clients in  local  alternative  plans  pushed  up subscription revenue, but also reduced surplus traffic.

Brasil Telecom Participações S.A.	Page 6 of 24

Traffic1

TRAFFIC	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	377.6	-	-	N.A.	N.A.

Exceeding Minutes (Million)	2,106.8	2,644.7	2,825.4	6.8%	34.1%

VC-1 (Million Minutes)	673.4	685.8	707.3	3.1%	5.0%

Long Distance Minutes (Million)	1,366.5	1,360.4	1,295.7	-4.8%	-5.2%

Long Distance	1,070.1	1,084.6	1,017.6	-6.2%	-4.9%
VC-2	172.0	160.6	156.7	-2.4%	-8.9%
VC-3	124.4	115.2	121.4	5.4%	-2.4%

*The 2Q08 Exceeding Minutes released previously was changed

Gross  revenue  from  VC-1  calls  came to R$  494.0   million in  the  3Q08,  up  by 7.6%   on  the  3Q07,  due to  tariff adjustments and the 5.0% traffic growth compared to the 3Q07.

Gross revenue from public telephony  stood at R$106.2 million in the quarter, 23.5% lower than in the 3Q07, chiefly  due to  the  growth in  the  pre-paid  base of  our  mobile  operations, in  addition to  the  increase in  the number of Total Control clients, who used to use public telephony before.

Gross revenue from long-distance calls totaled R$712.7 million, 1.0% down on the 3Q07 due to the decline of 8.9% and 2.4% in VC-2 and VC-3 traffic, respectively, in turn resulting from the reduction in the use of value-added products that promote this traffic. However, it is important to stress the increase in revenue from long-distance traffic originated by wireline terminals (intra-sectorial, intra-regional, inter-regional and international), which rose due to the tariff increase and the 2.1 p.p. and 4.9 p.p. increase in the market share of inter-regional and international traffic, respectively.

Market Share of Long-Distance Traffic – Quarterly Average2

Interconnection revenue stood at R$101.4 million, 22.8% higher than the R$82.5 million recorded in the 3Q07, chiefly  due to  the 3.0%   growth in  average  TU-RL in  2008  and  the  rise in  the  total  number of  mobile  phones operating in the region.

In the 3Q08, gross revenue from data communications totaled R$984.8 million, up by 39.7% on the 3Q07, chiefly due to the increase in ADSL client base expansion and migration to higher-speed plans.

Consolidated gross revenue from mobile telephony totaled R$540.4 million, R$ 58.5 million of which came from the sale of handsets and accessories. Consolidated gross revenue from mobile services totaled R$481.9 million, up  by 0.6%   on  the  3Q07,  due  to  the 8.1%   upturn in  utilization  revenue  and  the  19.7%   increase in  data communication revenue as a result of the client base expansion and 3G users (in the case of data communications), despite the 12.0% decline in mobile subscription revenue chiefly caused by lower subscription fees, the reduction in discounts offered to clients and the increase in the pre-paid base.

_______________________________________________
1 No 3T07 ocorreu a conversão da tarifação por pulsos para minutos de 100% dos clientes.
2 The shares of long-distance traffic refer only to the traffic originated in Brasil Telecom’s wireline network in its concession area (Region II of the General Concession Plan).

Brasil Telecom Participações S.A.	Page 7 of 24

Brasil Telecom’s consolidated net revenue climbed by 3.4% compared to the 3Q07 reflecting the 8.2% increase in  consolidated  gross  revenue,  offset  by  the  18.8%   upturn in  deductions.  Deductions  rose  on  account of  the discounts on ADSL revenue, which were deducted from gross product revenue in the 3Q07.

Wireline  ARPU  (excluding  data  communications)  stood at R$75.2, 3.4%   down  on  the  3Q07  due to  growing adhesion to more economical plans, such as Total Control.

ADSL ARPU came to R$49.5, up by 2.2% on the R$48.4 recorded in the 3Q07.

Mobile  telephony  ARPU  amounted  to R$28.8,   down  by  17.5%   year-on-year,  chiefly  due  to  the  substantial increase in the number of pre-paid users.

Mobile ARPU

R$ Thousand	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months

(+) Gross Revenues	638.3	627.2	657.4	4.8%	3.0%
(-) Handsets	(60.8)	(59.2)	(58.5)	-1.2%	-3.8%
Gross Service Revenues	577.5	567.9	598.9	5.4%	3.7%
(-) Taxes and Deductions	(167.6)	(145.5)	(156.4)	7.5%	-6.7%
Net Service Revenues	409.9	422.5	442.5	4.7%	7.9%
Mobile-Mobile Interconnection Fee (Full Bill)	-	-	-	N.A.	N.A.
Other Net Service Revenues	409.9	422.5	442.5	4.7%	7.9%
(-) Roaming	# (1.8)	(2.1)	(0.6)	-71.5%	-66.0%
Net Quarterly Revenues	408.2	420.3	441.9	5.1%	8.3%

Net Monthly Revenues	136.1	140.1	147.3	5.1%	8.3%
Average Number of Clients	3,894.9	4,793.2	5,112.1	6.7%	31.3%

ARPU (R$)	34.93	29.23	28.81	-1.4%	-17.5%
Post-Paid ARPU (R$)	57.71	56.80	55.50	-2.3%	-3.8%
Pre-Paid ARPU (R$)	28.33	23.50	23.40	-0.4%	-17.4%

COSTS AND EXPENSES

Consolidated Operating Costs and Expenses

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

OPERATING COSTS AND EXPENSES	(1,778.2)	(1,691.4)	(1,889.1)	11.7%	6.2%	(5,287.8)	(5,431.7)	2.7%

Personnel	(159.4)	(219.0)	(218.0)	-0.5%	36.7%	(466.9)	(653.7)	40.0%
Materials	(92.9)	(98.7)	(88.9)	-10.0%	-4.3%	(271.9)	(263.0)	-3.3%
Subcontracted Services	(558.2)	(534.4)	(518.4)	-3.0%	-7.1%	(1,685.1)	(1,593.8)	-5.4%
Interconnection	(558.0)	(554.8)	(559.9)	0.9%	0.3%	(1,705.0)	(1,678.4)	-1.6%
Advertising and Marketing	(39.3)	(40.3)	(45.5)	13.0%	15.8%	(99.7)	(128.2)	28.6%
Provisions and Losses	(211.0)	(238.0)	(274.0)	15.1%	29.9%	(700.9)	(791.0)	12.9%
Other	(159.4)	(6.3)	(184.4)	N.A.	15.7%	(358.3)	(323.7)	-9.7%

Brasil Telecom’s consolidated operating costs and expenses totaled R$2,394.7 million in the 3Q08, up by 0.4%  on the 3Q07, chiefly due to the increase of: R$58.6 million in personnel costs and expenses, R$41.8 million in provisions for doubtful accounts, R$25.0  million in other expenses and R$21.2  million in provisions for contingencies, partially offset by a decline R$39.8 million in third-party services.

At the end of the 3Q08, the Brasil Telecom group had 17,670 employees. The increase of 11,900 people year-on-year was chiefly due to the internalization of Brasil Telecom’s call centers in December 2007 and the Internet Group’s call center in the 2Q08. Excluding the call center operation, Brasil Telecom’s headcount fell by 1.4% .

Brasil Telecom Participações S.A.	Page 8 of 24

Personnel

EMPLOYEES	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months

# of Employees - Call Center	0	12,019	11,868	-1.3%	N.A.
# of Employees - Fixed Telephony	5,280	5,175	5,158	-0.3%	-2.3%
# of Employees - Mobile Telephony	605	634	644	1.6%	6.4%

Material  costs  and  expenses  came to R$88.9   million in  the  3Q08,  down  by 4.3%   on  the  3Q07,  due to  the reduction in the cost of goods sold despite the increase in the number of handsets sold.

Third-party costs and expenses, excluding interconnection, advertising and marketing, totaled R$518.4 million in the 3Q08, 7.1% down on the 3Q07, chiefly due to the reduction of R$65.5 million in the call center line after internalization in late 2007. This decline was partially offset by the increase of R$17.8 million in services related to the mobile network, R$7.6 million in content-providing services, R$4.5   million in legal services, and R$ 2.0  million in software maintenance.

Advertising and marketing expenses totaled R$45.5 million in the 3Q08, 15.8% higher than in the 3Q07, due to the higher number of campaigns featuring products such as 3GMais and Pluri Uso, as well as a more aggressive Fathers’ Day campaign.

In the 3Q08, provisions for contingencies totaled R$176.1 million, 13.7% higher than in the 3Q07, basically due to the reappraisal of tax, civil and labor contingences.

Losses  on  accounts  receivable  totaled R$97.9   million,  versus R$56.0   million in  the  3Q07  chiefly  due to  non-recurring actions carried out in the 3Q07 to recover overdue credits and the increase in co-billing default in the 3Q08.  The  ratio  between  losses  on  accounts  receivable  and  gross  revenue  came to 2.3%,   remaining  stable compared to the previous quarter.

Gross Accounts Receivable

	3Q07	2Q08	3Q08

Total (R$ Millions)	2,627.7	2,646.5	2,687.7

Due	66.2%	69.8%	70.3%
Overdue (up to 30 days)	15.4%	13.4%	15.0%
Overdue (between 31-60 days)	4.5%	4.7%	4.3%
Overdue (between 61-90 days)	2.9%	2.7%	2.7%
Overdue (more than 90 days)	11.0%	9.4%	7.7%

Other operating costs and expenses stood at R$184.4 million in the 3Q08, up by 15.7% on the 3Q07, basically due to the increase in the Company’s booked actuarial liabilities in the amount of R$ 25.1 million.

EBITDA

Brasil Telecom’s consolidated EBITDA totaled R$952.5 million in the 3Q08, versus R$970.1 million in the 3Q07. The consolidated EBITDA margin stood at 33.5%, versus 35.3% in the 3Q07.

BrT  Móvel’s  quarterly  EBITDA  stood at R$70.9   million,  108.7%   up  on  the  3Q07,  accompanied  by  an  EBITDA margin of 14.7%, 7.2 p.p wider year-on-year.

Depreciation and amortization costs totaled R$505.6 million in the 3Q08, 16.8% down on the 3Q07 due to the increase in fully depreciated assets.

Brasil Telecom Participações S.A.	Page 9 of 24

FINANCIAL RESULT

In the 3Q08, Brasil Telecom recorded a financial expense of R$59.9 million, versus an expense of R$18.5 million in the previous year chiefly due to the exchange rate variation on loans and financing net of hedge operations in the amount of approximately R$57.8 million as the Brazilian real rose by 4.5% compared to the U.S. dollar in the 3Q07 and fell by 20.3% in the 3Q08.

Consolidated Financial Result

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

Financial Revenue	145.6	167.9	200.9	19.6%	38.0%	451.0	587.5	30.3%
Local Currency	139.5	161.3	191.0	18.4%	36.9%	442.7	568.9	28.5%
Foreign Currency	6.1	6.7	9.9	48.2%	62.7%	8.3	18.6	123.7%
Financial Expenses	(164.1)	(187.6)	(260.8)	39.0%	58.9%	(551.7)	(642.7)	16.5%
Local Currency	(141.6)	(185.3)	(174.4)	-5.9%	23.2%	(486.6)	(526.6)	8.2%
Foreign Currency	(22.5)	(2.2)	(86.4)	3760.1%	283.6%	(65.1)	(116.1)	78.5%
Interest on Equity	-	-	-	N.A.	N.A.	(267.8)	(267.2)	N.A.

Financial Result	(18.5)	(19.6)	(59.9)	205.2%	223.5%	(368.5)	(322.4)	-12.5%

NON-OPERATING RESULT

The non-operating result was an expense of R$1.9 million, 27.3% down on the 3Q07, mainly due to the booking of R$1.4 million related to the write-off of fixed assets in the 3Q07.

NET INCOME

Brasil Telecom’s net income stood at R$164.1 million in the 3Q08, equivalent to R$0.4527 per share, while net earnings per ADR came to US$1.1825. In the 3Q07, net income totaled R$150.3 million, equivalent to R$0.4147  per share, while earnings per ADR stood at US$1.1275.

INDEBTEDNESS

At  the  end of  the  3Q08,  debt  linked  to  the  exchange  rate  variation,  excluding  hedge  adjustments  totaled R$682.6   million.  On  September  30,  2008,  51.0% of  the  debt  linked to  exchange  rate  variation  was  hedged, leading to a total debt exposure of only 8.4% . Brasil Telecom contracted operations with U.S. dollar options to hedge the cash flow pegged to the debt denominated in foreign currency against substantial hikes in the U.S. dollar. At the end of the 3Q08, these operations recorded net gains of R$3.7 million in the current period3.These operations  refer  to  call  options  fully  funded  by  the  sale  of  put  options,  with  equal  strike  price  for  both operations. These operations will mature in February 2009, when Brasil Telecom will have the obligation to buy US$64 million, in case the dollar is below the strike price, or the right to buy US$ 80 million in case the dollar is above the strike price.

_______________________________________________
3 The method used to calculate the options’ fair value was Black&Scholes, adapted by Garman-Kohlhagn to consider the specific exchange’s characteristics.

Brasil Telecom Participações S.A.	Page 10 of 24

Indebtedness

Debt (R$ Million)	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months

Short Term	654.4	521.4	627.8	20.4%	-4.1%
In R$	412.8	279.8	389.0	39.0%	-5.8%
In Foreign Currency	83.3	87.2	91.7	5.2%	10.0%
In US$	13.7	20.4	13.8	-32.2%	0.6%
In Yen	69.6	66.8	77.9	16.6%	11.9%
In Currency Basket	37.8	26.1	31.7	21.6%	-16.1%
Hedge Adjustment	120.5	128.3	115.4	-10.1%	-4.2%
Long Term	3,354.4	3,715.1	3,637.7	-2.1%	8.4%
In R$	2,453.0	2,964.9	2,913.1	-1.7%	18.8%
In Foreign Currency	559.0	459.9	509.5	10.8%	-8.9%
In US$	386.0	330.5	393.1	18.9%	1.8%
In Yen	173.0	129.4	116.4	-10.0%	-32.7%
In Currency Basket	75.7	47.2	49.7	5.2%	-34.4%
Hedge Adjustment	266.7	243.1	165.4	-31.9%	-38.0%
Total Debt	4,008.8	4,236.5	4,265.5	0.7%	6.4%
(-) Cash and Cash Equivalents	742.8	445.5	434.3	-2.5%	-41.5%
(-) Financial Investments	2,502.6	2,634.3	2,648.9	0.6%	5.8%
Net Debt	763.5	1,156.7	1,182.4	2.2%	54.9%

Long Term Debt Amortization Schedule

Maturity	2009	2010	2011	2012	2013	2014	> 2015

% Long Term Debt	3.8%	20.7%	22.4%	18.4%	18.5%	14.4%	1.8%

At the end of the 3Q08, Brasil Telecom’s consolidated net debt totaled R$1,182.4 million, 54.9% higher than at the end of September 2007, chiefly due to the higher CAPEX, lower working capital and payment of dividends/interest on equity.

CAPEX

Investment Breakdown

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

FIXED LINE TELEPHONY	251.7	255.6	418.2	63.6%	66.1%	657.5	824.2	25.3%
Network Expansion	111.4	88.9	135.6	52.5%	21.7%	288.6	289.0	0.1%
Network Operation	55.1	66.1	93.9	42.0%	70.3%	158.0	207.0	31.0%
Public Telephony	1.4	4.4	0.5	-88.1%	-62.1%	2.8	5.4	90.3%
Information Technology	13.7	16.6	30.7	85.1%	124.8%	52.1	51.1	-1.9%
Others	70.1	79.6	157.4	97.8%	124.5%	156.0	271.6	74.1%
MOBILE TELEPHONY	82.9	556.9	190.0	-65.9%	129.2%	132.4	756.2	471.2%

TOTAL INVESTMENT	334.6	812.4	608.1	-25.1%	81.8%	789.9	1,580.4	100.1%

CASH FLOW CONCILIATION	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

Variation of Economic and Financial Investment	(87.0)	(519.7)	(30.5)	-94.1%	-65.0%	163.0	(404.7)	N.A.

INVESTMENT CASH FLOW	247.6	292.7	577.7	97.4%	133.3%	953.0	1,175.7	23.4%

STOCK MARKET

Brasil Telecom Participações S.A.	Page 11 of 24

Stock Market Performance

		Closing Price as of		Performance
Stock Performance		30-Sep-08	In 3Q08	In 12 Months	In 24 Months

BrT Holding Company	Common Shares (BRTP3) (in R$/shares)	52.00	-1.9%	6.4%	105.5%
	Preferred Shares (BRTP4) (in R$/shares)	18.70	-20.8%	-32.0%	44.1%
	ADR (BRP) (in US$/ADR)	48.86	-33.4%	-34.5%	62.5%
	Market Capitalization BRP (Million)	11,018	-9.8%	-11.9%	77.7%

BrT Operating Company	Common Shares (BRTO3) (in R$/shares)	46.50	-3.1%	41.6%	150.0%
	Preferred Shares (BRTO4) (in R$/shares)	15.74	-8.9%	-9.0%	101.8%
	ADR (BTM) (in US$/ADR)	21.88	-31.5%	-22.4%	101.5%
	Market Capitalization BTM (Million)	16,293	-4.9%	22.0%	133.9%

Indexes	IBOVESPA (points)	49,541	-23.8%	-18.1%	35.9%
	ITEL (points)	1,089	-13.2%	-16.8%	24.4%
	IGC (points)	4,726	-25.7%	-32.2%	13.0%
	Dow Jones (points)	10,851	-4.4%	-21.9%	-7.1%

Theoretical Portfolio Weighting – September/December

		Ibovespa	Itel	IGC

BrT Hold.	BRTP3	0.291%	8.022%	0.353%
	BRTP4	0.445%	11.978%	0.526%

BrT Oper.	BRTO3	***	***	0.014%
	BRTO4	0.422%	8.516%	0.333%

OWNERSHIP BREAKDOWN

Ownership Breakdown – Brasil Telecom Participações S.A.

Sep/08	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,907,150	51.41%	-	0.00%	68,907,150	18.93%
Copart 1 Participações	-	0.00%	76,645,842	33.33%	76,645,842	21.06%
ADR Free Float	-	0.00%	87,053,790	37.86%	87,053,790	23.92%
Treasury	1,480,800	1.10%	-	0.00%	1,480,800	0.41%
Free Float in Bovespa	63,643,738	47.48%	66,237,893	28.81%	129,881,631	35.68%

Total	134,031,688	100.00%	229,937,525	100.00%	363,969,213	100.00%

Ownership Breakdown – Brasil Telecom S.A.

Brasil Telecom Participações S.A.	Page 12 of 24

Sep/08	Common Shares	%	Preferred Shares	%	Total Shares	%

Brasil Telecom Participações	247,317,180	99.09%	120,911,021	38.83%	368,228,201	65.64%
Copart 2 Participações		0.00%	58,956,665	18.94%	58,956,665	10.51%
ADR Free Float	-	0.00%	21,106,968	6.78%	21,106,968	3.76%
Treasury	-	0.00%	13,457,542	4.32%	13,457,542	2.40%
Free Float at Bovespa	2,279,869	0.91%	96,921,044	31.13%	99,200,913	17.68%

Total	249,597,049	100.00%	311,353,240	100.00%	560,950,289	100.00%

LAW 11,638/07

Due to the disclosure of the accounting effects of the adaptation to Law 11,638/07, the values to be paid related to  the  authorizations  for  exploitation of  the  3G  network  were  adjusted to  present  value.  The  effects  on  the financial statements of Brasil Telecom refer to the application of the items regulated by Law 11,638/07 result from:

i. Commercial lease agreements, whose leased assets should be booked in line with international accounting standards; and
ii. Remuneration in the form of shares for managers and employees.

Effects of Law 11,638/07

Shareholders' Equity (R$ Millions)	3Q08

Law 6,404/76 Presentation	164.1
Adaptation Effects	(0.8)
Pro Forma - Law 11,638/07	163.3

Period Net Income (R$ Millions)	3Q08

Law 6,404/76 Presentation	164.1
Adaptation Effects	(0.8)
Pro Forma - Law 11,638/07	163.3

Brasil Telecom already segregates intangible items in permanent assets and publishes DFC and DVA, the latter accompanying annual accounting statements. The other changes in Law 11,638/07 and CVM Instruction 469/08 have already been adopted or are not applicable to the Company.

Brasil Telecom Participações S.A.	Page 13 of 24

ATTACHMENTS

Operating Data

	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months

FIXED LINE PLANT

Lines in Service - LIS (Thousand)	8,064.2	8,104.5	8,198.3	1.2%	1.7%
Additional LIS (Thousand)	(65.2)	68.2	93.8	N.A	N.A.

Active Lines (LIS - Blocked Lines)	7,862.1	7,932.4	8,058.1	1.6%	2.5%

Blocked Lines	202.1	172.1	140.2	-18.6%	-30.6%

Average LIS (Thousand)	8,096.8	8,070.4	8,151.4	1.0%	0.7%

LIS/100 Inhabitants	18.3	18.4	18.4	0.1%	0.6%
Public Telephones/1,000 Inhabitants	6.4	6.3	6.2	-1.7%	-2.5%
Public Phones/100 Lines Installed	2.7	2.7	2.7	-0.5%	-1.5%

Utilization Rate	77.8%	78.0%	79.0%	1.0 p.p.	1.2 p.p.

Alternative Plans
Alternative Local Plans (thousand)	3,491.0	3,736.5	3,983.2	6.6%	14.1%
Alternative Long Distance Plans (thousand)	747.9	871.1	876.2	0.6%	17.1%

Market Share- Long Distance
Intra-sector	90.2%	89.8%	89.8%	0.0 p.p.	-0.4 p.p.
Intra-region	85.5%	85.0%	85.0%	0.0 p.p.	-0.4 p.p.
Inter-region	63.7%	65.2%	65.7%	0.5 p.p.	2.1 p.p.
International	37.4%	44.0%	42.2%	-1.8 p.p.	4.9 p.p.

ARPU - Fixed Telephony	77.92	76.84	75.23	-2.1%	-3.4%

BROADBAND

ADSL Users (Thousand)	1,523.2	1,709.8	1,761.9	3.0%	15.7%
Net Additions (Thousand)	69.8	72.6	52.1	-28.3%	-25.4%

ADSL ARPU	48.4	48.6	49.5	1.9%	2.2%

MOBILE TELEPHONY

Clients (Thousand)	4,023.8	5,015.4	5,245.9	4.6%	30.4%
Post-Paid	856.8	832.5	894.9	7.5%	4.4%
Pre-Paid	3,167.0	4,182.9	4,351.0	4.0%	37.4%

Net Additions (Thousand)	255.3	437.8	230.5	-47.3%	-9.7%
Post-Paid	(33.4)	3.1	62.4	1912.8%	N.A.
Pre-Paid	288.7	434.7	168.1	-61.3%	-41.8%

Annualized Churn	39.8%	42.2%	50.9%	20.7%	28.0%
Post-Paid	53.3%	45.1%	38.1%	-15.4%	-28.5%
Pre-Paid	35.9%	41.6%	53.5%	28.7%	49.1%

SAC (R$)	85.1	77.4	73.1	-5.6%	-14.1%
Mobile Telephony ARPU	34.9	29.2	28.8	-1.4%	-17.5%
Served Localities	841	873	939	7.6%	11.7%
% of Population Covered	87%	88%	89%	0.9 p.p.	1.8 p.p.
Base Stations	2,515	3,481	3,656	5.0%	45.4%
Switches	11	11	12	9.1%	9.1%

Brasil Telecom Participações S.A.	Page 14 of 24

Consolidated Income Statement – Brasil Telecom Participações S.A.

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

GROSS REVENUES	3,997.3	4,179.1	4,326.0	3.5%	8.2%	11,867.2	12,541.2	5.7%

FIXED TELEPHONY	2,752.7	2,753.7	2,800.8	1.7%	1.7%	8,352.5	8,333.5	-0.2%

Local Service	5 1,624.5	1,613.6	1,654.9	2.6%	1.9%	4,907.0	4,857.3	-1.0%
Public Telephony	138.8	120.4	106.2	-11.8%	-23.5%	408.2	360.6	-11.7%
Long Distance Service	720.0	713.0	712.7	0.0%	-1.0%	2,203.9	2,189.2	-0.7%
Interconnection	82.5	92.2	101.4	9.9%	22.8%	249.9	275.0	10.0%
Lease of Means	86.6	105.0	112.4	7.1%	29.7%	262.4	321.0	22.3%
Supplementary and Value Added Services	92.4	101.6	106.0	4.3%	14.6%	294.6	307.1	4.2%
Other	7.8	8.0	7.4	-7.4%	-5.2%	26.4	23.3	-11.8%
MOBILE TELEPHONY	539.6	526.0	540.4	2.7%	0.1%	1,480.8	1,532.5	3.5%
Services	478.8	466.8	481.9	3.2%	0.6%	1,285.1	1,375.2	7.0%
Merchandise Sales (Handsets and Accessories)	60.8	59.2	58.5	-1.2%	-3.8%	195.7	157.3	-19.6%
DATA COMMUNICATIONS	704.9	899.4	984.8	9.5%	39.7%	2,033.9	2,675.2	31.5%

Deductions	(1,249.0)	(1,355.8)	(1,484.4)	9.5%	18.8%	(3,684.7)	(4,114.3)	11.7%
NET REVENUES	2,748.3	2,823.3	2,841.6	0.6%	3.4%	8,182.5	8,426.9	3.0%

OPERATING COSTS AND EXPENSES	(1,778.2)	(1,691.4)	(1,889.1)	11.7%	6.2%	(5,287.8)	(5,431.7)	2.7%
Personnel	(159.4)	(219.0)	(218.0)	-0.5%	36.7%	(466.9)	(653.7)	40.0%
Materials	(92.9)	(98.7)	(88.9)	-10.0%	-4.3%	(271.9)	(263.0)	-3.3%
Subcontracted Services	(558.2)	(534.4)	(518.4)	-3.0%	-7.1%	(1,685.1)	(1,593.8)	-5.4%
Interconnection	(558.0)	(554.8)	(559.9)	0.9%	0.3%	(1,705.0)	(1,678.4)	-1.6%
Advertising and Marketing	(39.3)	(40.3)	(45.5)	13.0%	15.8%	(99.7)	(128.2)	28.6%
Provisions and Losses	(211.0)	(238.0)	(274.0)	15.1%	29.9%	(700.9)	(791.0)	12.9%
Other	(159.4)	(6.3)	(184.4)	N.A.	15.7%	(358.3)	(323.7)	-9.7%

EBITDA	970.1	1,131.9	952.5	-15.8%	-1.8%	2,894.7	2,995.2	3.5%
EBITDA Margin	35.3%	40.1%	33.5%	-0.2 p.p.	-0.1 p.p.	35.4%	35.5%	0.0 p.p.
Depreciation and Amortization	(608.1)	(530.2)	(505.6)	-4.6%	-16.8%	(1,884.7)	(1,582.2)	-16.1%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	362.0	601.7	446.9	-25.7%	23.5%	1,009.9	1,412.9	39.9%

Financial Result	(18.5)	(19.6)	(59.9)	205.2%	223.5%	(368.5)	(322.4)	-12.5%
Financial Revenues	145.6	167.9	200.9	19.6%	38.0%	451.0	587.5	30.3%
Financial Expenses	(164.1)	(187.6)	(260.8)	39.0%	58.9%	(551.7)	(642.7)	16.5%
Interest on Equity	-	-	-	N.A.	N.A.	(267.8)	(267.2)	-0.2%

EARNINGS AFTER FINANCIAL RESULT	343.5	582.0	387.0	-33.5%	12.7%	641.5	1,090.5	70.0%

Non-Operating Revenues (Expenses)	2.7	(8.3)	1.9	N.A.	-27.3%	8.8	10.7	21.6%
Goodwill Amortization	-	-	-	N.A.	N.A.	(0.1)	-	N.A.
Other	2.7	(8.3)	1.9	N.A.	-27.3%	8.9	10.7	19.9%

EARNINGS BEFORE INCOME AND SOCIAL	346.1	573.8	388.9	-32.2%	12.4%	650.3	1,101.3	69.3%
CONTRIBUTION TAXES

Income and Social Contribution Taxes	(131.9)	(214.1)	(159.7)	-25.4%	21.0%	(260.9)	(426.2)	63.4%

EARNINGS BEFORE PROFIT SHARING	214.2	359.7	229.2	-36.3%	7.0%	389.4	675.1	73.4%

Minority Interest	(63.9)	(105.2)	(65.1)	-38.1%	2.0%	(191.5)	(275.4)	43.8%

EARNINGS BEFORE REVERSION OF INTEREST ON	150.3	254.4	164.1	-35.5%	9.2%	197.9	399.7	102.0%
EQUITY

Reversion of Interest on Equity	-	-	-	N.A.	N.A.	267.8	267.2	-0.2%

NET INCOME	150.3	254.4	164.1	-35.5%	9.2%	465.6	666.9	43.2%

Net Income/shares - R$	0.4147	0.7019	0.4527	-35.5%	9.2%	1.2846	1.8397	43.2%
Net Income/ADR - US$	1.1275	2.2047	1.1825	-46.4%	4.9%	3.4928	4.8051	37.6%

Brasil Telecom Participações S.A.	Page 15 of 24

Consolidated Costs and Expenses – Brasil Telecom Participações S.A.

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

GROSS REVENUES	3,997.3	4,179.1	4,326.0	3.5%	8.2%	11,867.2	12,541.2	5.7%

Deductions	(1,249.0)	(1,355.8)	(1,484.4)	9.5%	18.8%	(3,684.7)	(4,114.3)	11.7%
NET REVENUES	2,748.3	2,823.3	2,841.6	0.6%	3.4%	8,182.5	8,426.9	3.0%

Costs	(1,542.3)	(1,545.6)	(1,520.1)	-1.7%	-1.4%	(4,755.5)	(4,621.5)	-2.8%

Personnel	(41.7)	(89.7)	(86.6)	-3.4%	108.0%	(123.6)	(269.4)	118.0%
Materials	(75.2)	(78.2)	(65.1)	-16.7%	-13.4%	(234.2)	(206.6)	-11.8%
Subcontracted Services	(789.1)	(796.7)	(806.0)	1.2%	2.1%	(2,406.4)	(2,404.7)	-0.1%
Interconnection	(558.0)	(554.8)	(559.9)	0.9%	0.3%	(1,705.0)	(1,678.4)	-1.6%
Other	(231.1)	(241.9)	(246.1)	1.8%	6.5%	(701.4)	(726.3)	3.6%
Depreciation and Amortization	(493.9)	(428.9)	(407.7)	-4.9%	-17.4%	(1,556.2)	(1,281.0)	-17.7%
Other	(142.5)	(152.3)	(154.6)	1.5%	8.5%	(435.1)	(459.7)	5.7%

GROSS PROFIT	1,205.9	1,277.7	1,321.5	3.4%	9.6%	3,427.0	3,805.4	11.0%

Sales Expenses	(284.9)	(228.0)	(246.5)	8.1%	-13.5%	(833.8)	(719.6)	-13.7%

Personnel	(63.6)	(63.7)	(68.0)	6.7%	6.9%	(185.4)	(193.7)	4.5%
Materials	(16.7)	(19.4)	(22.9)	18.3%	37.2%	(34.9)	(53.6)	53.7%
Subcontracted Services	(181.0)	(117.1)	(132.6)	13.3%	-26.7%	(535.9)	(394.3)	-26.4%
Advertising and Marketing	(39.3)	(40.3)	(45.5)	13.0%	15.8%	(99.7)	(128.2)	28.6%
Other	(141.7)	(76.8)	(87.1)	13.4%	-38.5%	(436.2)	(266.1)	-39.0%
Depreciation and Amortization	(4.8)	(4.7)	(4.7)	-0.7%	-2.2%	(14.3)	(14.0)	-2.0%
Other	(18.9)	(23.1)	(18.3)	-20.6%	-2.8%	(63.4)	(64.1)	1.1%

General and Administrative Expenses	(204.7)	(250.9)	(211.8)	-15.6%	3.5%	(615.7)	(689.6)	12.0%

Personnel	(48.3)	(58.6)	(56.4)	-3.8%	16.7%	(140.0)	(169.0)	20.7%
Materials	(0.6)	(0.9)	(0.6)	-34.1%	2.3%	(1.7)	(2.0)	13.1%
Subcontracted Services	(145.7)	(179.8)	(144.8)	-19.5%	-0.6%	(443.7)	(484.8)	9.3%
Depreciation and Amortization	(5.6)	(7.1)	(5.8)	-17.7%	3.9%	(18.3)	(20.1)	10.2%
Other	(4.5)	(4.6)	(4.2)	-6.9%	-6.5%	(12.0)	(13.8)	15.1%

Information Technology	(130.6)	(119.5)	(121.6)	1.8%	-6.9%	(374.6)	(369.7)	-1.3%

Personnel	(5.9)	(7.0)	(7.0)	-0.1%	19.3%	(17.8)	(21.6)	20.9%
Materials	(0.4)	(0.3)	(0.3)	-17.2%	-34.2%	(1.0)	(0.8)	-21.3%
Subcontracted Services	(39.7)	(35.9)	(40.4)	12.5%	1.6%	(103.8)	(116.6)	12.3%
Depreciation and Amortization	(75.7)	(67.5)	(63.8)	-5.5%	-15.7%	(228.3)	(202.0)	-11.5%
Other	(8.9)	(8.8)	(10.2)	16.7%	15.0%	(23.6)	(28.7)	21.5%

Provisions and Losses	(211.0)	(238.0)	(274.0)	15.1%	29.9%	(700.9)	(791.0)	12.9%

Doubtful Accounts	(56.0)	(96.5)	(97.9)	1.4%	74.7%	(264.2)	(314.2)	18.9%
Contingencies	(154.9)	(141.5)	(176.1)	24.5%	13.7%	(436.7)	(476.8)	9.2%

Other Operating Revenues (Exp.)	(12.8)	160.3	(20.6)	N.A.	61.2%	108.0	177.5	64.3%

Goodwill Amortization	(28.2)	(22.1)	(23.6)	6.7%	-16.2%	(67.8)	(65.2)	-3.9%
Other	15.4	182.4	3.0	-98.4%	-80.7%	175.8	242.7	38.0%

EARNINGS BEFORE FINANCIAL RESULT	362.0	601.7	446.9	-25.7%	23.5%	1,009.9	1,412.9	39.9%
(EBIT)

R$ Million	3Q07	2Q08	3Q08	ΔQuarter	Δ 12 Months	9M07	9M08	Δ Year

OPERATING COSTS AND EXPENSES	(1,778.2)	(1,691.4)	(1,889.1)	11.7%	6.2%	(5,287.8)	(5,431.7)	2.7%

Personnel	(159.4)	(219.0)	(218.0)	-0.5%	36.7%	(466.9)	(653.7)	40.0%
Materials	(92.9)	(98.7)	(88.9)	-10.0%	-4.3%	(271.9)	(263.0)	-3.3%
Subcontracted Services	(558.2)	(534.4)	(518.4)	-3.0%	-7.1%	(1,685.1)	(1,593.8)	-5.4%
Interconnection	(558.0)	(554.8)	(559.9)	0.9%	0.3%	(1,705.0)	(1,678.4)	-1.6%
Advertising and Marketing	(39.3)	(40.3)	(45.5)	13.0%	15.8%	(99.7)	(128.2)	28.6%
Provisions and Losses	(211.0)	(238.0)	(274.0)	15.1%	29.9%	(700.9)	(791.0)	12.9%
Other	(159.4)	(6.3)	(184.4)	N.A.	15.7%	(358.3)	(323.7)	-9.7%

Brasil Telecom Participações S.A.	Page 16 of 24

Consolidated Balance Sheet – Brasil Telecom Participações S.A.

R$ Million	Sep/07	Jun/08	Sep/08

CURRENT ASSETS	7,098.6	7,339.7	7,698.2

Cash and Cash Equivalents	742.8	445.5	434.3
Financial Investments	2,502.6	2,634.3	2,648.9
Accounts Receivables (Net)	2,257.6	2,249.4	2,271.7
Deferred and Recoverable Taxes	1,077.3	1,264.4	1,452.4
Other Recoverable Amounts	394.8	587.3	746.9
Inventory	38.5	52.7	46.0
Other	85.0	106.1	98.0

LONG TERM ASSETS	2,589.0	3,626.3	3,953.4

Loans and Financing	6.4	5.8	5.5
Deferred and Recoverable Taxes	1,637.8	1,887.4	1,899.9
Other	944.9	1,733.1	2,048.1

PERMANENT ASSETS	7,063.5	6,887.4	7,003.9

Investment (Net)	265.1	131.4	107.9
Property, Plant and Equipment (Net)	5,637.2	5,246.3	5,460.9
Property, Plant and Equipment (Gross)	26,526.1	27,305.7	27,857.2
Accumulated Depreciation	(20,888.9)	(22,059.4)	(22,396.3)
Intangible (Net)	1,053.8	1,429.2	1,365.1
Property, Plant and Equipment (Gross)	2,505.4	3,135.6	3,160.0
Accumulated Depreciation	(1,451.6)	(1,706.4)	(1,795.0)
Deferred Assets (Net)	107.5	80.5	70.0

TOTAL ASSETS	16,751.1	17,853.4	18,655.4

CURRENT LIABILITIES	4,218.3	4,671.2	5,271.3

Loans and Financing	654.4	521.4	627.9
Suppliers	1,353.8	1,409.5	1,478.3
Taxes and Contributions	1,127.4	1,062.1	1,331.5
Dividends Payable	348.2	338.3	347.3
Provisions	187.2	311.9	351.0
Salaries and Benefits	167.3	161.6	132.9
Consignment for Third Parties	105.9	126.9	130.7
Authorization for Services Exploration	74.9	522.2	567.3
Other	199.1	217.2	304.4

LONG TERM LIABILITIES	5,039.0	5,613.6	5,585.6

Loans and Financing	3,354.4	3,715.1	3,637.7
Provisions	1,221.2	1,296.5	1,287.5
Taxes and Contributions	127.1	249.5	298.5
Authorization for Services Exploration	231.1	184.6	189.6
Other	105.1	167.9	172.3

DEFERRED INCOME	-	-	-

MINORITY INTEREST	1,924.4	1,963.4	2,029.1

SHAREHOLDERS' EQUITY	5,569.6	5,605.3	5,769.4

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	306.3	266.0	266.0
Retained Earnings	2,378.6	2,454.7	2,618.8
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	16,751.1	17,853.4	18,655.4

* In compliance with CVM Deliberation 488 and 489 the line of Intangible Permanent Asset was created

Brasil Telecom Participações S.A.	Page 17 of 24

Balance Sheet – Holding – Brasil Telecom Participações S.A.

R$ Million	Sep/07	Jun/08	Sep/08

CURRENT ASSETS	1,677.9	1,595.8	1,627.9

Cash and Cash Equivalents	133.9	51.7	37.5
Financial Investments	1,302.1	1,325.7	1,375.4
Deferred Taxes	92.2	67.7	66.1
Other Recoverable Amounts	1.2	5.0	5.3
Dividends / Interest on Equity Receivable	140.1	140.1	140.1
Other	8.4	5.6	3.5

LONG TERM ASSETS	244.5	301.8	311.9

Deferred and Recoverable Taxes	237.2	296.0	306.3
Other	7.3	5.8	5.6

PERMANENT ASSETS	3,985.1	4,040.5	4,170.8

Investment (Net)	3,984.2	4,039.8	4,170.2
Property, Plant and Equipment (Net)	0.8	0.7	0.6
Property, Plant and Equipment (Gross)	52.5	52.5	52.5
Accumulated Depreciation	(51.6)	(51.8)	(51.9)
Intangible (Net)	0.0	0.0	0.0
Property, Plant and Equipment (Gross)	3.9	3.9	3.9
Accumulated Depreciation	(3.9)	(3.9)	(3.9)

TOTAL ASSETS	5,907.4	5,938.1	6,110.6

CURRENT LIABILITIES	329.5	323.6	331.3

Suppliers	0.4	0.5	0.2
Taxes and Contributions	33.6	39.7	41.8
Dividends Payable	219.8	208.0	213.8
Consignment for Third Parties	0.1	0.1	0.1
Other	75.6	75.3	75.5

LONG TERM LIABILITIES	8.3	9.2	9.9

Taxes and Contributions	3.7	5.4	6.1
Other	4.6	3.8	3.7

SHAREHOLDERS' EQUITY	5,569.6	5,605.3	5,769.4

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	306.3	266.0	266.0
Retained Earnings	2,378.6	2,454.7	2,618.8
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	5,907.4	5,938.1	6,110.6

* In compliance with CVM Deliberation 488 and 489 the line of Intangible Permanent Asset was created

Brasil Telecom Participações S.A.	Page 18 of 24

Consolidated Cash Flow – Brasil Telecom Participações S.A.

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

OPERATING ACTIVITIES
(+) Earnings Before Inocme And Social Contribution Taxes	346.1	573.8	388.9	-32.2%	12.4%	918.1	1,368.4	49.1%

(+) Items with no Cash Effects	918.5	855.3	997.5	0.2	8.6%	2,828.7	2,673.5	(0.1)

Depreciation and Amortization	608.1	530.2	505.6	-5%	-16.8%	1,884.9	1,582.2	-16%
Losses with Accounts Receivables	56.0	96.5	97.9	1.4%	74.7%	264.2	314.2	18.9%
Provision for Contingencies	154.9	141.5	176.1	24.5%	13.7%	436.7	476.8	9.2%
Provision for Pension Funds	27.8	0.3	52.9	N.A.	90.1%	12.3	85.8	N.A.
Deferred Taxes	(21.5)	(2.2)	(16.8)	N.A.	-21.9%	(82.4)	(145.9)	77.0%
Results from the Write-off of Permanent Assets	(2.0)	(25.9)	(16.0)	-38.0%	N.A.	(2.4)	(56.3)	N.A.
Gains/Losses in Investments	1.0	43.9	(0.0)	N.A.	N.A.	1.0	43.4	N.A.
Provisioned Financial Expenses	94.1	71.0	197.9	178.6%	110.3%	314.5	373.2	18.7%

(-) Equity Changes	21.4	(208.2)	31.6	N.A.	48.1%	(508.3)	(589.5)	16.0%
Clients' Accounts Receivable	(169.4)	(124.7)	(120.2)	-3.6%	-29.0%	(394.2)	(396.2)	0.5%
Inventories	(1.9)	(14.9)	6.7	N.A.	N.A.	25.6	(13.3)	N.A.
Personnel, Charges and Social Benefits	17.0	17.7	19.7	11.3%	15.7%	28.6	42.9	50.1%
Accounts Payable and Provisioned Expenses	(22.9)	(96.1)	54.0	N.A.	N.A.	49.0	(1.0)	N.A.
Taxes	150.6	(35.2)	147.6	N.A.	-2.0%	178.3	57.6	-67.7%
Authorization for Services Exploration	12.5	23.3	23.8	1.9%	89.7%	(49.3)	76.9	N.A.
Provision for Contingencies	(130.2)	(69.2)	(185.4)	168.1%	42.4%	(336.2)	(310.3)	-7.7%
Provision for Pension Funds	15.4	22.9	22.8	-0.4%	48.1%	(67.2)	(32.2)	-52.1%
Other Assets and Liabilities' Accounts	150.3	67.9	62.8	-7.5%	-58.2%	57.1	(13.9)	N.A.

Cash from Operating Activities	1,286.0	1,220.9	1,418.0	16.1%	10.3%	3,238.4	3,452.5	6.6%
Financial Expenses Paid	(144.4)	(116.2)	(140.6)	21.0%	-2.6%	(465.6)	(394.1)	-15.3%
Income and Social Contribution Taxes Paid	(92.3)	(205.6)	(170.3)	-17.2%	84.5%	(209.4)	(493.4)	135.6%

(=) Net Cash Flow from Operating Activities	1,049.2	899.1	1,107.1	23.1%	5.5%	2,563.4	2,564.9	0.1%

INVESTMENT ACTIVITIES
Financial Investments	260.3	863.4	(15.0)	N.A.	N.A.	1,138.0	513.8	-54.9%
Funds from Sales of Permanent Assets	0.1	52.3	0.4	-99.2%	268.6%	2.3	77.6	N.A.
Court Deposits	(348.6)	(479.2)	(492.4)	2.7%	41.2%	(705.0)	(1,300.4)	84.4%
Investments in Permanent Assets	(247.6)	(292.6)	(577.6)	97.4%	133.3%	(953.0)	(1,175.6)	23.4%

(=) Cash Flow from Investment Activities	(335.8)	143.9	(1,084.6)	N.A.	223.0%	(517.6)	(1,884.6)	264.1%

FINANCING ACTIVITIES
Dividens/Interests on Equity paid in the Period	(0.8)	(860.0)	1.2	N.A.	N.A.	(492.7)	(859.6)	74.5%
Loans and Financing	(243.8)	(62.6)	(28.2)	-55.0%	-88.4%	(1,215.1)	(96.3)	-92.1%
Loans Obtained	0.1	-	75.0	N.A.	N.A.	0.1	175.0	N.A.
Loans Paid	(243.9)	(62.6)	(103.2)	64.8%	-57.7%	(1,215.2)	(271.3)	-77.7%
Payment of Lease Obligations	(6.3)	(7.7)	(6.8)	-12.6%	7.7%	(18.0)	(20.1)	11.8%

(=) Cash Flow from Financing Activities	(250.9)	(930.4)	(33.7)	-96.4%	-86.6%	(1,725.8)	(976.1)	-43.4%

CASH FLOW OF THE PERIOD	462.5	112.6	(11.2)	N.A.	N.A.	320.0	(295.7)	N.A.

CASH AND CASH EQUIVALENTS
Current Balance	742.8	445.5	434.3	-2.5%	-41.5%	742.8	434.3	-41.5%
Previous Balance	280.3	332.9	445.5	33.8%	58.9%	422.7	730.0	72.7%
Variation	462.5	112.6	(11.2)	N.A.	N.A.	320.0	(295.7)	N.A.

SUPLEMENTARY INFORMATION TO THE CASH FLOW
Economic and Financial Investment Variation (Property, Plant and	109.7	(519.7)	(30.5)	-94.1%	N.A.	359.7	(404.7)	N.A.
Equipment; Intangible; Deferred Assets)

Brasil Telecom Participações S.A.	Page 19 of 24

Consolidated Income Statement – Brasil Telecom S.A.

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

GROSS REVENUES	3,997.3	4,179.1	4,326.0	3.5%	8.2%	11,867.2	12,541.2	5.7%

FIXED TELEPHONY	2,752.7	2,753.7	2,800.8	1.7%	1.7%	8,352.5	8,333.5	-0.2%
Local Service	5 1,624.5	1,613.6	1,654.9	2.6%	1.9%	4,907.0	4,857.3	-1.0%
Public Telephony	6 138.8	120.4	106.2	-11.8%	-23.5%	408.2	360.6	-11.7%
Long Distance Service	7 720.0	713.0	712.7	0.0%	-1.0%	2,203.9	2,189.2	-0.7%
Interconnection	8 82.5	92.2	101.4	9.9%	22.8%	249.9	275.0	10.0%
Lease of Means	9 86.6	105.0	112.4	7.1%	29.7%	262.4	321.0	22.3%
Supplementary and Value Added Services	92.4	101.6	106.0	4.3%	14.6%	294.6	307.1	4.2%
Other	7.8	8.0	7.4	-7.4%	-5.2%	26.4	23.3	-11.8%
MOBILE TELEPHONY	539.6	526.0	540.4	2.7%	0.1%	1,480.8	1,532.5	3.5%
Services	478.8	466.8	481.9	3.2%	0.6%	1,285.1	1,375.2	7.0%
Merchandise Sales (Handsets and Accessories)	60.8	59.2	58.5	-1.2%	-3.8%	195.7	157.3	-19.6%
DATA COMMUNICATIONS	704.9	899.4	984.8	9.5%	39.7%	2,033.9	2,675.2	31.5%

Deductions	(1,249.0)	(1,355.8)	(1,484.4)	9.5%	18.8%	(3,684.7)	(4,114.3)	11.7%
NET REVENUES	2,748.3	2,823.3	2,841.6	0.6%	3.4%	8,182.5	8,426.9	3.0%

OPERATING COSTS AND EXPENSES	(1,773.6)	(1,693.4)	(1,885.2)	11.3%	6.3%	(5,276.1)	(5,424.6)	2.8%
Personnel	(158.1)	(217.8)	(216.7)	-0.5%	37.1%	(463.4)	(650.1)	40.3%
Materials	(92.9)	(98.7)	(88.9)	-10.0%	-4.3%	(271.9)	(263.0)	-3.3%
Subcontracted Services	(556.5)	(533.0)	(518.0)	-2.8%	-6.9%	(1,680.8)	(1,590.2)	-5.4%
Interconnection	(558.0)	(554.8)	(559.9)	0.9%	0.3%	(1,705.0)	(1,678.4)	-1.6%
Advertising and Marketing	(39.3)	(40.3)	(45.5)	13.0%	15.8%	(99.7)	(128.2)	28.6%
Provisions and Losses	(210.8)	(239.4)	(273.9)	14.4%	29.9%	(700.5)	(792.2)	13.1%
Other	(158.0)	(9.4)	(182.3)	N.A.	15.4%	(354.8)	(322.5)	-9.1%

EBITDA	974.6	1,129.9	956.4	-15.4%	-1.9%	2,906.4	3,002.3	3.3%
EBITDA Margin	35.5%	40.0%	33.7%	-0.2 p.p.	-0.1 p.p.	35.5%	35.6%	0.3%
Depreciation and Amortization	(606.4)	(528.6)	(503.9)	-4.7%	-16.9%	(1,880.5)	(1,577.2)	-16.1%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	368.2	601.3	452.5	-24.8%	22.9%	1,025.8	1,425.1	38.9%

Financial Result	(61.2)	(61.8)	(108.5)	75.5%	77.3%	(468.0)	(417.6)	-10.8%
Financial Revenues	100.5	126.1	151.4	20.1%	50.8%	303.1	452.8	49.4%
Financial Expenses	(161.7)	(188.0)	(260.0)	38.3%	60.8%	(526.1)	(625.4)	18.9%
Interest on Equity	-	-	-	N.A.	N.A.	(245.0)	(245.0)	0.0%

EARNINGS AFTER FINANCIAL RESULT	307.0	539.5	344.0	-36.2%	12.0%	557.8	1,007.6	80.6%

Non-Operating Revenues (Expenses)	3.6	(31.8)	1.9	N.A.	-46.2%	9.2	(27.2)	N.A.
Goodwill Amortization	-	-	-	N.A.	N.A.	(0.1)	-	N.A.
Other	3.6	(31.8)	1.9	N.A.	-46.2%	9.3	(27.2)	N.A.

EARNINGS BEFORE INCOME AND SOCIAL	310.6	507.7	345.9	-31.9%	11.4%	567.0	980.4	72.9%
CONTRIBUTION TAXES

Income and Social Contribution Taxes	(115.9)	(186.3)	(148.1)	-20.5%	27.8%	(227.4)	(385.7)	69.6%

EARNINGS BEFORE PROFIT SHARING	194.7	321.4	197.7	-38.5%	1.6%	339.6	594.7	75.1%

Minority Interest	1.1	(0.1)	1.0	N.A.	-11.2%	1.3	1.7	31.4%

EARNINGS BEFORE REVERSION OF INTEREST	195.7	321.3	198.7	-38.1%	1.5%	340.9	596.3	75.0%
ON EQUITY

Reversion of Interest on Equity	-	-	-	N.A.	N.A.	245.0	245.0	0.0%

NET INCOME	195.7	321.3	198.7	-38.1%	1.5%	585.9	841.3	43.6%

Net Income/shares - R$	0.3577	0.5869	0.3629	-38.2%	1.5%	1.0705	1.5367	43.6%
Net Income/ADR - US$	0.5835	1.1061	0.5688	-48.6%	-2.5%	1.7464	2.4083	37.9%

Brasil Telecom Participações S.A.	Page 20 of 24

Consolidated Balance Sheet – Brasil Telecom S.A.

R$ Million	Sep/07	Jun/08	Sep/08

CURRENT ASSETS	5,561.8	5,889.2	6,216.2

Cash and Cash Equivalents	608.8	393.8	396.8
Financial Investments	1,200.5	1,308.6	1,273.5
Accounts Receivables (Net)	2,257.6	2,249.4	2,271.7
Deferred and Recoverable Taxes	985.1	1,196.7	1,386.2
Other Recoverable Amounts	394.6	587.5	747.4
Inventory	38.5	52.7	46.0
Other	76.6	100.5	94.5

LONG TERM ASSETS	2,344.6	3,324.5	3,641.6

Loans and Financing	6.4	5.8	5.5
Deferred and Recoverable Taxes	1,400.6	1,591.4	1,593.6
Other	937.6	1,727.3	2,042.5

PERMANENT ASSETS	7,040.4	6,877.6	6,995.6

Investment (Net)	242.8	122.3	100.3
Property, Plant and Equipment (Net)	5,636.4	5,245.7	5,460.3
Property, Plant and Equipment (Gross)	26,473.7	27,253.3	27,804.7
Accumulated Depreciation	(20,837.3)	(22,007.6)	(22,344.4)
Intangible (Net)	1,053.8	1,429.2	1,365.1
Property, Plant and Equipment (Gross)	2,501.5	3,131.7	3,156.1
Accumulated Depreciation	(1,447.7)	(1,702.6)	(1,791.1)
Deferred Assets (Net)	107.5	80.5	70.0

TOTAL ASSETS	14,946.8	16,091.3	16,853.4

CURRENT LIABILITIES	4,029.9	4,492.9	5,086.0

Loans and Financing	654.4	521.4	627.9
Suppliers	1,353.5	1,409.0	1,478.1
Taxes and Contributions	1,093.8	1,022.4	1,289.7
Dividends Payable	268.4	270.4	273.6
Provisions	187.2	311.9	351.0
Salaries and Benefits	167.2	161.6	203.1
Consignment for Third Parties	105.8	126.9	130.6
Authorization for Services Exploration	74.9	522.2	567.3
Other	124.4	147.1	164.6

LONG TERM LIABILITIES	5,030.6	5,604.4	5,575.7

Loans and Financing	3,354.4	3,715.1	3,637.7
Provisions	1,216.5	1,292.7	1,283.7
Taxes and Contributions	123.4	244.1	292.4
Authorization for Services Exploration	231.1	184.6	189.6
Other	105.1	167.9	172.3

DEFERRED INCOME	-	-	-

MINORITY INTEREST	9.4	(2.7)	(4.4)

SHAREHOLDERS' EQUITY	5,876.9	5,996.8	6,196.1

Capital Stock	3,470.8	3,470.8	3,470.8
Capital Reserves	1,482.6	1,483.5	1,483.5
Profit Reserves	309.3	349.2	349.2
Retained Earnings	768.9	846.2	1,044.9
Treasury Shares	(154.7)	(152.9)	(152.2)

TOTAL LIABILITIES	14,946.8	16,091.3	16,853.4

* In compliance with CVM Deliberation 488 and 489 the line of Intangible Permanent Asset was created

Brasil Telecom Participações S.A.	Page 21 of 24

Cash Flow – Brasil Telecom S.A.

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

OPERATING ACTIVITIES
(+) Earnings Before Inocme And Social Contribution Taxes	310.6	507.7	345.9	-31.9%	11.4%	812.0	1,225.4	50.9%

(+) Items with no Cash Effects	910.6	849.3	988.3	0.2	8.5%	2,824.6	2,709.1	-4.1%

Depreciation and Amortization	606.4	528.6	503.9	-5%	-16.9%	1,880.7	1,577.2	-16.1%
Losses with Accounts Receivables	56.0	96.5	97.9	1.4%	74.7%	264.2	314.2	18.9%
Provision for Contingencies	154.8	142.9	176.0	23.2%	13.7%	436.3	478.0	9.6%
Provision for Pension Funds	27.8	0.3	52.9	N.A.	90.1%	12.3	85.8	N.A.
Deferred Taxes	(27.5)	(31.5)	(24.8)	-21.2%	-9.8%	(82.3)	(144.4)	75.4%
Results from the Write-off of Permanent Assets	(1.1)	6.5	(15.5)	N.A.	N.A.	(1.0)	(10.0)	N.A.
Gains/Losses in Investments	-	35.0	-	N.A.	N.A.	-	35.0	N.A.
Provisioned Financial Expenses	94.1	71.0	197.9	178.6%	110.3%	314.5	373.2	18.7%

(-) Equity Changes	(34.7)	(182.8)	47.0	N.A.	N.A.	(543.0)	(582.2)	7.2%
Clients' Accounts Receivable	(169.4)	(124.7)	(120.2)	-3.6%	-29.0%	(394.2)	(396.2)	0.5%
Inventories	(1.9)	(14.9)	6.7	N.A.	N.A.	25.6	(13.3)	N.A.
Personnel, Charges and Social Benefits	17.0	17.7	19.7	11.3%	15.7%	28.6	42.9	50.1%
Accounts Payable and Provisioned Expenses	(23.0)	(62.7)	54.4	N.A.	N.A.	82.9	21.5	-74.1%
Taxes	165.4	(33.7)	170.0	N.A.	2.8%	188.7	47.7	-74.7%
Authorization for Services Exploration	12.5	23.3	23.8	1.9%	89.7%	(49.3)	76.9	N.A.
Provision for Contingencies	(130.2)	(69.2)	(185.4)	168.1%	42.4%	(336.2)	(310.3)	-7.7%
Provision for Pension Funds	15.4	22.9	22.8	-0.4%	48.1%	(67.2)	(32.2)	-52.1%
Other Assets and Liabilities' Accounts	79.5	58.4	55.5	-5.1%	-30.3%	(21.9)	(19.2)	-12.2%

Cash from Operating Activities	1,186.5	1,174.3	1,381.2	17.6%	16.4%	3,093.6	3,352.3	8.4%
Financial Expenses Paid	(144.4)	(116.2)	(140.6)	21.0%	-2.6%	(465.6)	(394.1)	-15.3%
Income and Social Contribution Taxes Paid	(92.3)	(205.6)	(170.3)	-17.2%	84.5%	(209.4)	(493.4)	135.6%

(=) Net Cash Flow from Operating Activities	949.7	852.5	1,070.2	25.5%	12.7%	2,418.6	2,464.7	1.9%

INVESTMENT ACTIVITIES
Financial Investments	292.9	705.9	34.7	-95.1%	-88.2%	1,028.9	572.2	-44.4%
Funds from Sales of Permanent Assets	0.1	14.2	0.4	-96.9%	268.6%	2.3	23.3	N.A.
Court Deposits	(348.5)	(461.4)	(489.5)	6.1%	40.5%	(704.8)	(1,270.9)	80.3%
Investments in Permanent Assets	(247.6)	(292.6)	(577.6)	97.4%	133.3%	(953.0)	(1,175.6)	23.4%

(=) Cash Flow from Investment Activities	(303.1)	(33.9)	(1,032.0)	N.A.	240.5%	(626.5)	(1,851.0)	195.5%

FINANCING ACTIVITIES

Dividens/Interests on Equity paid in the Period	(0.5)	(683.4)	(0.3)	-100.0%	-34.7%	(351.8)	(684.4)	94.5%

Loans and Financing	(243.8)	(62.6)	(28.2)	-55.0%	-88.4%	(1,215.1)	(96.3)	-92.1%
Loans Obtained	0.1	-	75.0	N.A.	N.A.	0.1	175.0	N.A.
Loans Paid	(243.9)	(62.6)	(103.2)	64.8%	-57.7%	(1,215.2)	(271.3)	-77.7%
Payment of Lease Obligations	(6.3)	(7.7)	(6.8)	-12.6%	7.7%	(18.0)	(20.1)	11.8%

(=) Cash Flow from Financing Activities	(250.6)	(753.8)	(35.3)	-95.3%	-85.9%	(1,584.9)	(800.8)	-49.5%

CASH FLOW OF THE PERIOD	396.1	64.8	3.0	-95.4%	-99.2%	207.3	(187.2)	N.A.

CASH AND CASH EQUIVALENTS
Current Balance	608.8	393.8	396.8	0.8%	-34.8%	608.8	396.8	-34.8%
Previous Balance	212.8	329.0	393.8	N.A.	N.A.	401.5	584.0	45.4%
Variation	396.1	64.8	3.0	-95%	-99.2%	207.3	(187.2)	N.A.

SUPLEMENTARY INFORMATION TO THE CASH FLOW
Economic and Financial Investment Variation (Property, Plant and	109.7	(519.7)	(30.5)	-94.1%	N.A.	359.7	(404.7)	N.A.
Equipment; Intangible; Deferred Assets)

Brasil Telecom Participações S.A.	Page 22 of 24

Income Statement – BrT Móvel

R$ Million	3Q07	2Q08	3Q08	Δ Quarter	Δ 12 Months	9M07	9M08	Δ Year

GROSS REVENUES	638.3	627.2	657.4	4.8%	3.0%	1,788.8	1,861.3	4.1%
Services	577.5	567.9	598.9	5.4%	3.7%	1,593.1	1,704.0	7.0%
Subscription	114.3	98.4	100.6	2.3%	-12.0%	329.4	296.1	-10.1%
Utilization	158.1	151.9	171.0	12.6%	8.2%	408.3	458.8	12.4%
Interconnection	262.5	272.7	285.6	4.7%	8.8%	748.1	819.6	9.6%
Other Revenues	13.0	9.1	6.1	-32.7%	-52.8%	34.2	24.5	-28.1%
Data Communications	29.6	35.8	35.5	-1.0%	19.7%	73.1	105.0	43.7%
Merchandise Sales (Handsets and Accessories)	60.8	59.2	58.5	-1.2%	-3.8%	195.7	157.3	-19.6%
Deductions	(189.8)	(164.4)	(176.1)	7.1%	-7.2%	(525.7)	(491.2)	-6.6%

NET REVENUES	448.5	462.8	481.3	4.0%	7.3%	1,263.1	1,370.1	8.5%
Services	409.9	422.5	442.5	4.7%	7.9%	1,144.7	1,262.9	10.3%
Merchandise Sales	38.6	40.3	38.8	-3.7%	0.5%	118.4	107.2	-9.4%

OPERATING COSTS AND EXPENSES	(414.5)	(433.6)	(410.4)	-5.4%	-1.0%	(1,219.5)	(1,255.3)	2.9%
Personnel	(18.6)	(18.8)	(19.5)	3.5%	4.9%	(55.1)	(55.5)	0.7%
Materials	(69.8)	(81.4)	(73.9)	-9.2%	5.8%	(204.5)	(212.0)	3.6%
Subcontracted Services	(87.3)	(87.9)	(89.1)	1.3%	2.1%	(271.7)	(276.5)	1.8%
Interconnection	(150.9)	(143.6)	(136.6)	-4.9%	-9.5%	(425.5)	(426.0)	0.1%
Advertising and Marketing	(8.8)	(19.0)	(19.0)	-0.2%	115.7%	(36.2)	(50.5)	39.8%
Provisions and Losses	(16.6)	(13.9)	(15.0)	7.7%	-9.6%	(51.7)	(50.4)	-2.5%
Other	(62.5)	(68.9)	(57.3)	-16.8%	-8.3%	(174.8)	(184.4)	5.5%

EBITDA	34.0	29.2	70.9	143.0%	108.7%	43.6	114.8	163.7%
EBITDA Margin	7.6%	6.3%	14.7%	8.4 p.p.	7.2 p.p.	3.4%	8.4%	4.9 p.p.
Depreciation and Amortization	(96.1)	(114.3)	(117.2)	2.5%	22.0%	(285.8)	(338.8)	18.6%

EARNINGS BEFORE FINANCIAL RESULT	(62.1)	(85.1)	(46.2)	-45.7%	-25.5%	(242.2)	(224.0)	-7.5%

Financial Result	17.0	24.2	11.3	-53.2%	-33.6%	44.8	61.3	36.7%
Financial Revenues	33.1	44.9	50.4	12.2%	52.5%	81.6	136.6	67.5%
Financial Expenses	(16.0)	(20.7)	(39.1)	88.7%	144.1%	(36.7)	(75.3)	105.0%

EARNINGS AFTER FINANCIAL RESULT	(45.0)	(60.9)	(34.9)	-42.7%	-22.5%	(197.4)	(162.7)	-17.6%

Non-Operating Revenues (Expenses)	-	0.9	1.9	108.3%		1.3	2.9	128.7%

EARNINGS BEFORE INCOME AND SOCIAL	(45.0)	(59.9)	(33.0)	-45.0%	-26.8%	(196.2)	(159.8)	-18.5%
CONTRIBUION TAXES

Income and Social Contribution Taxes	15.2	20.2	7.2	-64.5%	-53.0%	66.0	49.8	-24.5%

NET EARNINGS (LOSSES)	(29.8)	(39.8)	(25.8)	-35.1%	-13.4%	(130.2)	(110.0)	-15.5%

Brasil Telecom Participações S.A.	Page 23 of 24

Glossary

3G: Third generation of technology for mobile telephony, which represents an evolution in the existing CDMA and GSM technologies. 3G technology allows for a higher- speed connection than what is currently offered, reaching the same level as a broadband connection and permitting a variety of value added services, especially those that rely on internet connections.

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to fully optical networks.

ARPU: Average Revenue per User, an indicator used in the telecom industry

CAPEX: Capital Expenditure. The investments made by a company.

Churn:  Percentage of  cancellations  during a  determined  period  out of  the  average  client  base in  the  same period.

EBITDA: Do Earnings Before Interest, Taxes, Depreciation and Amortization.

FINANCIAL LEVERAGE RATIO: Net Debt / EBITDA.

GSM:  Global  System  for  Mobile  communications.  GSM is  the  world’s  most  widely  used  mobile  telephony technology and allows users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there are constant technological advances.

IoE (Interest on Equity): Shareholder remuneration option, calculated on shareholders’ equity and limited, for tax purposes, to the variation in the long- term interest rate (TJLP). The tax benefit is due to the reduction in the calculation base used for income  tax and social contribution tax  on net income, given  that interest on equity represents a deductible expense in the calculation of these taxes. IoE payments are subject to withholding tax at 15%. Interest on equity may be paid as part of statutory dividends, net of withholding tax.

LES: Lines in Service. All the lines in a network that are effectively being used.

SAC: Subscriber Acquisition Cost, the average amount spent by a company to acquire a new subscriber

TUP: Public phones.

This document contains forward‐looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans", "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward‐looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward‐looking statements. Forward‐looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom Participações S.A.	Page 24 of 24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.